UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 17, 2013
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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This Report on Form 6-K contains a press release issued by Statoil ASA on December 17, 2013, entitled "Statoil makes final investment decision on Shah Deniz stage 2 and announces 10% divestment".

Statoil makes final investment decision on Shah Deniz stage 2 and announces 10% divestment

Statoil ASA (OSE: STL, NYSE: STO) has together with partners in the Shah Deniz consortium in Azerbaijan today made a final investment decision for the stage 2 development of the Shah Deniz gas field in the Caspian Sea offshore Azerbaijan.

Statoil also enters an agreement to divest a 10% share of its 25.5% holdings in Shah Deniz and the South Caucasus Pipeline.

The BP-operated Shah Deniz consortium today announces the final investment decision for the stage 2 development of the Shah Deniz gas field in the Caspian Sea offshore Azerbaijan. This decision triggers plans to expand the South Caucasus Pipeline (SCPX) through Azerbaijan and Georgia, to construct the Trans Anatolian Gas Pipeline (TANAP) across Turkey and to construct the Trans Adriatic Pipeline (TAP) across Greece, Albania and into Italy. Together these projects will create a new Southern Gas Corridor to Europe. The total cost of the Shah Deniz stage 2 and SCP Expansion projects will be around USD 28 billion.

"The Shah Deniz stage 2 project is a significant project which will make Azerbaijan's large gas resources available for the European market. It brings benefits for customers and creates value for the partners," says Helge Lund, president and CEO of Statoil.

Statoil has today also signed an agreement to divest a 10% share of its 25.5% holdings in the Shah Deniz and the South Caucasus Pipeline. The buyers are SOCAR (6.7%) and BP (3.3%). Statoil will as part of this transaction receive a total cash consideration of USD 1.45 billion. The effective date of the transaction is 1 January 2014.

"The divestment corresponds with our strategy of portfolio optimisation based on rigid prioritisation of future investment, and capturing value created from a significant gas position," Lund says.

Statoil will not participate as an investor in TANAP.

"We have considered our potential positions throughout the project's value chain, balancing economics and risks to identify the optimal participation," says Lund.

Statoil holds a 20% share in TAP AG, the owner of Trans Adriatic Pipeline (TAP), which is developing the pipeline for gas transport from Turkey to southern Europe.

The current Statoil equity production (gas and condensate) from Shah Deniz as per third quarter 2013 is 56,000 barrels of oil equivalent per day.

The Shah Deniz stage 2 project includes offshore drilling and completion of 26 subsea wells and construction of two bridge-linked platforms. Onshore there will be new processing and compression facilities at Sangachal. Sixteen billion cubic metres per year (bcma) of gas produced from the Shah Deniz stage 2 project will be carried some 3,500 kilometres to provide energy for millions of consumers in Georgia, Turkey, Greece, Bulgaria and Italy. First gas is targeted for late 2018, with sales to Georgia and Turkey. First deliveries to Europe will follow approximately a year later.

Statoil entered Azerbaijan in 1992 and is a partner with a 8.56% share in the oil-producing Azeri-Chiraq-Guneshli (ACG) field, the Shah Deniz gas field with a 15.5% share, and the corresponding pipelines Baku-Tbilisi-Ceyhan (BTC) and South Caucasus Pipeline (SCP).

Further information from:

Investor relations Hilde Merete Nafstad, senior vice president, investor relations Tel: +47 957 83 911

Morten Sven Johannessen, vice president, investor relations North America Tel: +203 570 2524

Media relations Knut Rostad, press spokesperson Tel: +47 905 48 990

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 17, 2013	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer